BLUEFIRE RENEWABLES, INC.
31 MUSICK
 IRVINE, CA 92618

June 29, 2011

Jay Ingram
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlueFire Renewables, Inc.
Post-Effective Amendment No. 2 to Form S-1
Filed June 8, 2011
File No. 333-161772

Dear Mr. Ingram:

By letter dated June 24, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided BlueFire Renewables, Inc. (the “Company,” “we,” “us” or “our”) with its comments on the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form S-1, originally filed on June 8, 2011 (the “Post-Effective Amendment”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.   For your convenience, the questions are listed below, followed by the Company’s response.

General

1.    It appears that the prospectus included in post-effective amendment no. 1 has been in us for more than nine months, that the last set of audited financial statements contained therein are more than 16 months old, and that you have not previously sought to update your audited financial statements pursuant to Section 10(a)(3) of the Securities Act. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) either accompany or precede the confirmation of the sale of a security.  Please supplementally advise us as to whether you have made any offers or sales using the prospectus during the period in which your audited financial statements were not current.

RESPONSE: Neither the Company nor and selling shareholder have made any offers or sales using the prospectus during the period in which our audited financial statements were not current.

Undertakings, page 93

2.    Please delete as inapplicable the undertaking set forth in paragraph (6).

RESPONSE:  The Company has deleted the undertaking set forth in paragraph 6 in the undertakings section of the Post-Effective Amendment.

Exhibit 5.1

3.    Please have counsel revise its opinion to indicate, if true, that the shares covered by the registration statement are, rather than were, validly issued, fully paid, and non-assessable shares of common stock of the company.

RESPONSE:  The Company’s counsel has revised its opinion to indicate that the shares covered by the registration statement are, rather than were, validly issued, fully paid and non-assessable.

Further, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Arnold R Klann
Arnold R Klann
Chief Executive Officer